SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“Company”), a publicly-held company, headquartered in the city and State of São Paulo, at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65, publicly announces that Mr. Francisco Tosta Valim Filho, Chief Executive Officer, requested his resignation from the Company. Mr. Valim has decided to seek for other professional challenges, as he understands he has concluded his goals.

During almost five years, Mr. Valim played a key role in the management team executing a very complex business strategy, starting from the restructuring and operational turnaround until the current business strategy of fast and sustainable growth.

For the position, the controlling shareholder has submitted to the Board of Directors the current Chief Operational Officer, Mr. José Antonio Guaraldi Felix. Mr. Félix has been the COO since 2003. In his new position, Mr. Felix’s challenge will be to pursue profitable growth, quality of services continuing the current business strategy.

Mr. Félix has experienced various leading positing and has expertise in the cable industry. Previously, he was a regional officer at Net Serviços for two years. Prior to that he was the Chief Technological Officer of Net Sul, where he headed 16 operations in Southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Felix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul. Mr. Felix also graduated in Strategic Business Management from Fundação Dom Cabral, from Kellogg School of Management in Chicago, and from Insead Business School in France.

São Paulo, January 15, 2008.

     João Adalberto Elek Junior
Chief Financial Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.